Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

December 30, 2013

Via EDGAR

Securities and Exchange Commission,

        100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Carlyle Select Trust – Forms N-1A and N-8A

Ladies and Gentlemen:

Our client, Carlyle Select Trust (the “Issuer”), has filed today under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, in each case as applicable, a Registration Statement on Form N-1A and a Notification of Registration on Form N-8A, in both cases relating to the public offering of shares of separate series of the Issuer.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (212) 558-4940.

Sincerely,

/s/ Sullivan & Cromwell LLP

William G. Farrar

cc:	Ian Sandler
Karen Vejseli
Orit Mizrachi
(Carlyle GMS Investment Management L.L.C.)

Donald R. Crawshaw
(Sullivan & Cromwell LLP)